Exhibit 12

TXU US HOLDINGS COMPANY.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year Ended December 31,
	2004	2003	2002	2001	2000
		Million of Dollars, Except Ratios

EARNINGS:
Income (loss) from continuing operations before
Extraordinary loss and cumulative effect of changes
in accounting principles	$672	$736	547	802	782
Add: Total federal income taxes	282	348	224	359	341
Fixed charges (see detail below)	651	665	499	539	536
Total earnings	$1,605	$1,749	$1,270	$1,700	$1,659

FIXED CHARGES:
Interest expense	$607	$616	$452	$492	$492
Rentals representative of the interest factor	44	49	47	47	44
Fixed charges deducted from earnings	651	665	499	539	536

Preferred dividends (pretax)*	3	7	13	15	14
Fixed charges and preferred dividends	$654	$672	$512	$554	$550

RATIO OF EARNINGS TO FIXED CHARGES	2.47	2.63	2.55	3.15	3.09

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS	2.45	2.60	2.48	3.07	3.02

* Preferred dividends multiplied by the ratio of pre-tax income to net income.